            M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                               -----

   REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM      F-2
   CONSOLIDATED BALANCE SHEETS                                  F-3
   CONSOLIDATED STATEMENTS OF OPERATIONS                        F-4
   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                F-5
   CONSOLIDATED STATEMENTS OF CASH FLOWS                        F-6
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   F-8

                                      F-1

[ERNST & YOUNG GRAPHIC OMITTED]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
M-SYSTEMS FLASH DISK PIONEERS LTD.

     We have audited the accompanying consolidated balance sheets of M-Systems
Flash Disk Pioneers Ltd. ("the Company") and its subsidiaries as of December
31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the
2002 financial statements of a wholly-owned subsidiary, which statements reflect total revenues constituting 26% of the related consolidated total.
Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts and data included for this subsidiary, is based solely on the report of the other auditors.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and, for 2002, the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with United
States generally accepted accounting principles.

Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
January 19, 2005                                A Member of Ernst & Young Global

                                      F-2

                      M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                      DECEMBER 31,
                                                                                -------------------------
                                                                                    2003         2004
                                                                                ------------ ------------

ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                                       $  25,218    $  50,187
 Short-term bank deposits                                                            1,161       41,696
 Short-term held-to-maturity marketable securities (Note 3)                          7,356       56,871
 Trade receivables (net of allowance for doubtful accounts - $246 in 2003 and
   $216 in 2004)                                                                    19,722       41,503
 Other accounts receivable and prepaid expenses                                      3,162        3,962
 Inventories (Note 4)                                                               45,857       56,160
                                                                                 ---------    ---------
Total current assets                                                               102,476      250,379
                                                                                 ---------    ---------
LONG-TERM INVESTMENTS:
 Severance pay funds                                                                 2,532        3,397
 Long-term held-to-maturity marketable securities (Note 3)                          46,072       25,959
 Investment in a venture (Note 5)                                                      350        8,988
 Investments in other companies and long-term receivables (Note 6)                  11,010       11,183
                                                                                 ---------    ---------
Total long-term investments                                                         59,964       49,527
                                                                                 ---------    ---------
PROPERTY AND EQUIPMENT, NET (Note 7)                                                17,481       20,203
                                                                                 ---------    ---------
OTHER INTANGIBLE ASSETS, NET (Note 8)                                                   90          863
                                                                                 ---------    ---------
GOODWILL (Note 9)                                                                      477          477
                                                                                 ---------    ---------
Total assets                                                                     $ 180,488    $ 321,449
                                                                                 =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Trade payables                                                                  $  14,203    $  19,488
 Related party trade payables (Note 15)                                              3,582        6,027
 Deferred revenues                                                                  11,920        4,625
 Other accounts payable and accrued expenses (Note 10)                               6,944       21,493
                                                                                 ---------    ---------
Total current liabilities                                                           36,649       51,633
                                                                                 ---------    ---------
LONG-TERM LIABILITIES:
 Accrued severance pay                                                               3,190        4,263
 Other long-term liabilities (Note 8)                                                   --          488
                                                                                 ---------    ---------
Total long-term liabilities                                                          3,190        4,751
                                                                                 ---------    ---------
MINORITY INTEREST IN A SUBSIDIARY                                                       24           --
                                                                                 ---------    ---------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS' EQUITY (Note 12):
 Share capital:
   Ordinary shares of NIS 0.001 par value: Authorized - 100,000,000 shares at
    December 31, 2003 and 2004; Issued and outstanding - 29,082,615 shares
    at December 31, 2003 and 35,508,648 shares at December 31, 2004                      8           10
 Additional paid-in capital                                                        196,808      297,096
 Accumulated deficit                                                               (56,191)     (32,041)
                                                                                 ---------    ---------
Total shareholders' equity                                                         140,625      265,065
                                                                                 ---------    ---------
Total liabilities and shareholders' equity                                       $ 180,488    $ 321,449
                                                                                 =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-3

                      M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                             YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------
                                                                        2002           2003           2004
                                                                   -------------- -------------- -------------

Revenues (Note 17):
 Product sales                                                      $    63,256    $   123,801    $   310,698
 Other                                                                    1,561          6,253         36,853
                                                                    -----------    -----------    -----------
Total revenues                                                           64,817        130,054        347,551
                                                                    -----------    -----------    -----------
Costs and expenses:
 Cost of goods sold                                                      44,415         93,114        264,799
 Research and development, net (Note 16a)                                11,974         14,714         24,834
 Selling and marketing                                                   12,547         19,419         31,077
 General and administrative                                               4,000          4,852          6,771
                                                                    -----------    -----------    -----------
Total costs and expenses                                                 72,936        132,099        327,481
                                                                    -----------    -----------    -----------
Operating income (loss)                                                  (8,119)        (2,045)        20,070
Financial income, net (Note 16b)                                          2,619          2,711          3,897
Other income, net                                                            --            131            183
                                                                    -----------    -----------    -----------
Income (loss) before minority interest in losses of a subsidiary         (5,500)           797         24,150
Minority interest in losses of a subsidiary                                  --            117             --
                                                                    -----------    -----------    -----------
Net income (loss)                                                   $    (5,500)   $       914    $    24,150
                                                                    ===========    ===========    ===========
Basic net earnings (loss) per share (Note 13)                       $     (0.20)   $      0.03    $      0.71
                                                                    ===========    ===========    ===========
Diluted net earnings (loss) per share (Note 13)                     $     (0.20)   $      0.03    $      0.66
                                                                    ===========    ===========    ===========
Weighted average number of Ordinary Shares used in
 computing basic net earnings (loss) per share                       26,953,410     28,178,228     34,195,642
                                                                    ===========    ===========    ===========
Weighted average number of Ordinary Shares used in
 computing diluted net earnings (loss) per share                     26,953,410     30,513,485     36,823,118
                                                                    ===========    ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-4

                      M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                     ADDITIONAL                     TOTAL
                                                            SHARE      PAID-IN    ACCUMULATED   SHAREHOLDERS'
                                                           CAPITAL     CAPITAL      DEFICIT        EQUITY
                                                          --------- ------------ ------------- --------------

Balance as of January 1, 2002                               $ 8       $184,648     $ (51,605)     $133,051
 Exercise of share options, net                           *) --            303            --           303
 Issuance of shares related to employee stock purchase
   plan                                                   *) --            436            --           436
 Net loss                                                   --              --        (5,500)       (5,500)
                                                          -----       --------     ---------      --------
Balance as of December 31, 2002                              8         185,387       (57,105)      128,290
 Issuance of shares, net of $207 issuance expenses        *) --          7,898            --         7,898
 Exercise of share options, net                           *) --          2,918            --         2,918
 Issuance of shares related to employee stock purchase
   plan                                                   *) --            605            --           605
 Net income                                                 --              --           914           914
                                                          -----       --------     ---------      --------
Balance as of December 31, 2003                              8         196,808       (56,191)      140,625
 Issuance of shares, net of $9,160 of issuance expenses      2          95,363            --        95,365
 Exercise of share options, net                           *) --          3,903            --         3,903
 Issuance of shares related to employee stock purchase
   plan                                                   *) --          1,022            --         1,022
 Net income                                                 --              --        24,150        24,150
                                                          -----       --------     ---------      --------
Balance as of December 31, 2004                           $ 10        $297,096     $ (32,041)     $265,065
                                                          =====       ========     =========      ========

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-5

                      M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                          YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------
                                                                    2002           2003            2004
                                                                ------------   ------------   --------------

Cash flows from operating activities:
Net income (loss)                                                $  (5,500)     $     914       $ 24,150
Adjustments required to reconcile net income (loss) to net
 cash used in operating activities:
   Depreciation and amortization                                     2,234          2,480          2,885
   Undistributed equity in earnings of a venture                        --             --         (8,638)
   Accrued interest on short-term bank deposits                       (502)          (121)          (522)
   Interest accrued and amortization of premium and
    discount on held-to-maturity marketable securities                 167            606         (2,393)
   Gain on sale of available-for-sale marketable securities            (70)            --             --
   Loss on sales of property and equipment                                                            53
   Gain on sale of investment in Taiwanese company                      --           (131)          (236)
   Accrued severance pay, net                                          (80)           227            208
   Minority interest in losses of subsidiary                            --           (117)           (24)
   Long-term lease deposits, net                                         7            (68)          (151)
   Decrease (increase) in trade receivables                            205        (14,802)       (21,781)
   Increase in other accounts receivable and prepaid
    expenses                                                          (903)        (1,212)          (869)
   Increase in inventories                                          (5,469)       (28,757)       (10,303)
   Increase in trade payables                                        5,248          6,159          5,285
   Increase in related party trade payables                             --          3,582          2,445
   Increase (decrease) in deferred revenues                          1,840          7,161         (7,295)
   Increase in other accounts payable and accrued
    expenses                                                            79          2,029         13,007
                                                                 ---------      ---------       --------
Net cash used in operating activities                               (2,744)       (22,050)        (4,179)
                                                                 ---------      ---------       --------
Cash flows from investing activities:
Investment in held-to-maturity marketable securities               (30,955)       (31,194)       (52,122)
Purchase of property and equipment                                  (1,292)        (2,805)        (5,425)
Loans to employees, net                                                (76)           (27)              (4)
Issuance of shares to minority shareholder in a subsidiary              --            141             --
Proceeds from sale of available-for-sale marketable
 securities                                                          8,283             --             --
Proceeds from maturities of held-to-maturity marketable
 securities                                                          3,000         18,057         25,113
Proceeds from sales of property and equipment                           33             24             14
Proceeds from sale of investment in Taiwanese company                   --            150            287
Short-term bank deposits, net                                      (22,862)        22,324        (40,013)
Investment in private companies                                       (207)          (656)            --
Acquisition of a business (1)                                           --             --           (534)
                                                                 ---------      ---------       ----------
Net cash provided by (used in) investing activities                (44,076)         6,014        (72,684)
                                                                 ---------      ---------       ----------

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-6

                      M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                  2002           2003         2004
                                                              ------------   -----------   ----------

Cash flows from financing activities:
Proceeds from issuance of share capital, net                          --         7,898        96,858
Proceeds from exercise of share options, net                         303         2,918         3,942
Proceeds from issuance of shares related to employee stock
 purchase plan                                                       436           605         1,032
                                                                     ---         -----        ------
Net cash provided by financing activities                            739        11,421       101,832
                                                                     ---        ------       -------
Increase (decrease) in cash and cash equivalents                 (46,081)       (4,615)       24,969
Cash and cash equivalents at the beginning of the year            75,914        29,833        25,218
                                                                 -------        ------       -------
Cash and cash equivalents at the end of the year               $  29,833      $ 25,218      $ 50,187
                                                               =========      ========      ========
Non-cash financing activities:
 Accrued issuance expenses                                     $      --      $     --      $  1,542
                                                               =========      ========      ========

(1) Acquisition of a business:

                                                                     YEAR ENDED
                                                                      DECEMBER
                                                                      31, 2004
                                                                    -----------

Assets acquired and liabilities assumed on the acquisition date:
 Intangible assets                                                     1,022
 Long-term liabilities                                                  (488)
                                                                       -----
Cash paid                                                             $  534
                                                                      ------

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-7

                      M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 1:- GENERAL

         a. M-Systems Flash Disk Pioneers Ltd. (the "Company") designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. The Company primarily targets two digital consumer electronics markets: the USB (universal serial bus) flash drive market with the Company's DiskOnKey products and the multimedia mobile handset market with the Company's Mobile
            DiskOnChip product. The Company's DiskOnKey product is a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including audio and video files and pictures. The Company's Mobile DiskOnChip product is a set of reliable, high-capacity, high performance and cost-effective embedded memory solutions for data and code storage. The Company also sells flash data storage products to the embedded systems market. The Company's DiskOnChip for embedded systems provides the functionality of a mechanical hard drive on a solid-state silicon chip including for digital set-top boxes and thin client computers.
            The Company's FFD (Fast Flash Disk) products provide a ruggedized solid state flash disk product for industrial applications that require reliable and high performance data storage.

             As of December 31, 2004, the Company has wholly-owned subsidiaries in the United States, Netherlands, Taiwan, China, U.K., Japan and
             Israel, and several inactive subsidiaries.

         b. The Company's flash memory based products require flash components, which are currently supplied by Toshiba Corporation ("Toshiba") and
            Samsung Electronics Co., Ltd. ("Samsung") or with respect to some components, by only one of the two suppliers. The Company depends on Toshiba and Samsung for flash memory components and any shortage or disruption in its supply from these sources or achievement of lower yield than expected will adversely affect the Company's results of operations and financial condition. The Company expects to depend upon Toshiba and Samsung for a significant portion of its anticipated flash memory requirements. If either Toshiba or Samsung fails to comply with its supply commitment to the Company or downsizes its flash components fabrication business, or if either
            Toshiba or Samsung terminates its supplier relationship with the
            Company or supplies the Company with flash memory components with a lower than customary yield, the Company's business, financial condition and operating results will be adversely affected. In addition, if those flash component suppliers do not continue to invest in the required advancements in their flash memory
            technology and flash memory products, the Company's business, financial condition and operating results may suffer.

             The Company depends on third parties to manufacture and supply components for its products, including the capacitors, printed circuit boards and the application specific integrated circuit
             ("ASIC") components used in the DiskOnKey and in some of the
             DiskOnChip products. For some components, the Company relies on a single source of supply. In particular, the Company has an agreement with Atmel Sarl, its single source of supply for certain
             ASIC components developed specifically for the DiskOnKey products as well as a third party for some off-the-shelf ASIC components.
             Because the Company depends on individual suppliers for certain key components, and generally does not have a long-term supply contract with its suppliers, it faces the risk of inadequate component supply, price increases, late deliveries and poor component quality, as suppliers may terminate their relationships with the Company or pursue other relationships with the Company's competitors.

                                      F-8

                      M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

             For information regarding the Company's principal markets and major customers, see Note 17.

         c. In July 2003, the Company announced a set of new agreements with
            Toshiba that broadened its existing strategic relationship. The new agreements consisted principally of a master purchase agreement for the provision of flash components and Mobile DiskOnChip and
            DiskOnChip products, a cross-license agreement, a development and license agreement, agreements establishing a venture relating to
            USB flash drives, and a share purchase agreement for the investment in the Company's ordinary shares by Toshiba.

            Under the master purchase agreement, Toshiba has improved the overall terms under which the Company purchases from Toshiba raw flash components and Mobile DiskOnChip and DiskOnChip products.
            Under this agreement, the Company is required to make rolling forecasts that are binding on the Company to varying extents, and
            Toshiba is committed to supplying the Company with flash components and Mobile DiskOnChip and DiskOnChip products in accordance with the Company's forecasts. The agreement has a seven-year term.

            The cross-licensing agreement with Toshiba provides Toshiba with a license to all patents of the Company and provides the Company with a license to specified patents of Toshiba.

            In addition, the Company and Toshiba established, under a set of agreements, a venture (the "Venture" ) designed to enable the
            Company and Toshiba to benefit from a portion of each party's respective sales of USB flash drives (see also Note 5).

            Under the share purchase agreement, the Company issued 330,811 ordinary shares to Toshiba at fair market value, for total consideration of $3,877 (net of issuance expenses in the amount of
            $123), and granted Toshiba an option, which expired without being exercised, to increase its stake in the Company to up to 4.99% of the aggregate shares outstanding at the time of exercise,

         d. In February 2004, the Company completed a secondary offering of its
            Ordinary shares, which provided net proceeds for the Company of approximately $95,365. In the offering, the Company issued
            5,650,000 Ordinary shares, at a price of $18.5 per share.

         e. On August 13, 2004, the Company entered into agreements with
            SanDisk Corporation for the joint development, standardization and promotion of a next-generation USB flash drive platform. In connection with this collaboration, in December 2004, the parties established U3 LLC, a Delaware limited liability company which is equally held by both parties.

                                      F-9

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION:

         The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S.
         GAAP").

         USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         FINANCIAL STATEMENTS IN U.S. DOLLARS:

         Substantially all of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been translated as follows:
         Monetary balances - at the exchange rate in effect on the balance sheet date.
         Revenues and costs -- at the exchange rates in effect as of the date of recognition of the transactions.
         All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses
         (income), net.

         PRINCIPLES OF CONSOLIDATION:

         The consolidated financial statements include the accounts of the
         Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

         CASH EQUIVALENTS:

         Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

         SHORT-TERM BANK DEPOSITS:

         Short-term bank deposits are deposits with maturities of more than three months but less than one year. Short-term bank deposits are presented at their cost, including accrued interest. The deposits are in U.S. dollars and bear interest at an annual average rate of 1.89%.

         DEBT SECURITIES:

         The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standards No. 115 "Accounting
         for Certain Investments in Debt and Equity Securities."

         Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

         Debt securities are classified as held-to-maturity investments as the
         Company has the positive intent and ability to hold the securities to maturity. Such debt securities are stated at

                                      F-10

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         amortized cost plus accrued interest. As of December 31, 2004 and
         2003, the Company classified all its marketable debt securities as held to maturity investments.

         Amortization of premium and accretion of discounts, as well as interest and decline in value judged to be other than temporary, are included in financial income, net.

         INVENTORIES:

         Inventories are stated at the lower of cost or market value. Inventory write-downs are provided to cover risks arising from slow-moving items, excess inventories, technological obsolescence or market prices lower than cost.

         Cost is determined for all types of inventory using the moving average cost method.

         INVESTMENT IN A VENTURE:

         The investment in the Venture is accounted for under the equity method. Equity in the earnings of the Venture attributable to sales between the Venture and the Company, but not realized through sales by the Company to third parties, is eliminated.

         The Company records the equity in earnings of the Venture attributable to sales made by the Venture to the Company as a reduction in the
         Company's cost of goods sold, as it represents inter-company profits and a reduction to the cost of the products sold by the Venture to the
         Company.

         Equity in the earnings of the Venture less the portion recognized as reduction of cost of goods sold is presented in the Company's consolidated statement of operations as other revenues.

         Management evaluates the investment in the Venture for evidence of an other-than- temporary decline in value. When relevant factors indicate a decline in value that is other than temporary, the Company will record a provision for the decline in value. As of December 31, 2004, no such decline in value has been indicated.

         INVESTMENTS IN OTHER COMPANIES:

         Investments in other companies are stated at cost, since the Company does not have the ability to exercise significant influence over the operating and financial policies of those companies.

         Management evaluates investments in other companies for evidence of declines in value, other than temporary declines. When relevant factors indicate a decline in value that is other than temporary, the
         Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an
         other-than-temporary decline in value of an investment has occurred.
         As of December 31, 2004, no such decline in value has been indicated.

         GOODWILL:

         Effective January 1, 2002, the Company adopted the full provisions of
         Statement of Financial Accounting Standards No. 142 "Goodwill and
         Other Intangible Assets ("SFAS No. 142").

                                      F-11

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         Under SFAS No. 142 goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

         SFAS No. 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

         In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of
         December 31, 2004, no instances of impairment were found.

         PROPERTY AND EQUIPMENT:

         Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                              %
                                                 ---------------------------

        Building                                              4
        Computers, manufacturing and peripheral
         equipment                                        20 -- 50
        Office furniture and equipment                     6 -- 20
        Motor vehicles                                       15
        Leasehold improvements                   Over the term of the lease

         INTANGIBLE ASSETS:

         Intangible assets are presented at cost. The intangible assets amortized over their useful lives, on the straight line basis for the following periods:

                                               WEIGHTED AVERAGE
                                             AMORTIZATION PERIOD
                                                  IN YEARS
                                             --------------------

             Core technology                         3
             Patents and know-how                    3
             Other                                   5

         IMPAIRMENT OF LONG-LIVED ASSETS:

         The Company's and its subsidiaries' long-lived assets, including identifiable intangibles assets, are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144
         "Accounting for the Impairment or Disposal of Long-Lived Assets,"
         whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2004, no impairment losses have been identified.

         INCOME TAXES:

         The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109
         "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset
         and

                                      F-12

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         REVENUE RECOGNITION:

         The Company and its subsidiaries generate most of their revenues from selling their data storage products to end customers, distributors, retailers and Original Equipment Manufacturers ("OEM").

         Revenues from product sales are recognized in accordance with SEC
         Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable.

         Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the distributors or retailers sell the Company's products to the end customers, or the right expires. In addition, when introducing a new product, the Company defers revenues generated by sales of such products until such time as the Company estimates the acceptance of the product by the end customer to be reasonably certain, since at the time of sale the Company does not have sufficient experience to estimate the amount of returns for such products.

         Deferred revenues consist of amounts received from customers for which revenues have not been recognized.

         Cost of finished goods relating to unrecognized products sales are presented as inventory until such time that these sales are recognized.

         Equity in earnings of the Venture, less the portion recognized as a reduction in cost of goods sold, are presented in the statement of operations as other revenues.

         The Company receives royalties from licensing the right to use its technology to third parties. The timing of revenue recognition is dependent on the terms of each contract and on the timing of sales by the licensees. The Company recognizes royalty revenues when final reports of the licensee's sales covered by the license agreement are received from the licensees. The Company recognizes revenues from perpetual licenses for certain patents in consideration for fixed periodic payments when the related payments become due.

         RESEARCH AND DEVELOPMENT COSTS:

         Research and development costs, net of grants received, are charged to the statements of operations as incurred.

                                      F-13

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         ROYALTY AND NON-ROYALTY BEARING GRANTS:

         Royalty-bearing grants from the Office of the Chief Scientist ("OCS")
         and from the Singapore-Israel Industrial Research and Development Fund
         ("SIIRD") for funding approved research and development projects are recognized at the time the Company and its subsidiaries are entitled to such grants, on the basis of the costs incurred. Such grants are recorded as a deduction from research and development costs since when received it is not probable that the grants will be repaid (see also
         Notes 10 and 15a).

         The Company received non-royalty-bearing grants from the Information
         Society Technology Fund ("IST"). The grants are not required to be repaid and are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. These grants are recorded as a deduction of research and development costs.

         Grants from IST, OCS and SIIRD amounted to $212, $0, $63 in 2002, respectively, $414, $177 and $84 in 2003, respectively and $111, $128 and $0 in 2004, respectively.

         WARRANTY COSTS:

         The Company provides warranties for periods between 12 and 60 months at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $272,
         $166 and $234, respectively.

         ADVERTISING EXPENSES:

         Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2002,
         2003 and 2004 were $132, $125 and $26, respectively.

         CONCENTRATIONS OF CREDIT RISK:

         Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

         Cash and cash equivalents and short-term bank deposits are invested mainly in U.S. dollars in deposits with major banks worldwide (mainly in Israel, the United States, the Cayman Islands, England and France).
         Such deposits may be in excess of insured limits and may not be insured at all in some jurisdictions. However, management believes that the financial institutions that hold the investments of the
         Company and its subsidiaries are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

         The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, the
         Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advanced payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insures its trade receivables under foreign trade risks insurance. To date the Company has not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables the collection of which may be doubtful.

                                      F-14

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         Investments in marketable securities are conducted through investment banks in France and the United States, and include investments in government and corporate debentures. Corporate debentures are of corporations with investment-grade ratings and credit exposure to any given corporation is limited. Management believes that the financial institutions that hold the Company's investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these investments.

         The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

         ACCOUNTING FOR STOCK-BASED COMPENSATION:

         The Company has elected to follow Accounting Principles Board Opinion
         No. 25, "Accounting for Stock Issued to Employees," and FASB
         Interpretation No. 44, "Accounting for Certain Transactions Involving
         Stock Compensation," in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award."

         The Company adopted the disclosure provisions of Statement of
         Financial Accounting Standards No. 148 "Accounting for Stock-Based
         Compensation" ("SFAS No. 148"), which amended certain provisions of
         SFAS 123. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

         The expenses related to stock-based employee compensation included in the determination of net income (loss) for 2002, 2003 and 2004 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income (loss) and pro forma basic and diluted net income (loss) per share would be as follows:

                                      F-15

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                             YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                        2002           2003           2004
                                                   -------------- -------------- --------------

       Net income (loss) as reported                $    (5,500)   $       914    $    24,150
       Deduct - stock-based compensation
        expense determined under fair value
        method for all awards                             4,475          5,328          7,962
                                                    -----------    -----------    -----------
       Pro forma net income (loss)                  $    (9,975)   $    (4,414)   $    16,188
                                                    ===========    ===========    ===========
       Pro forma basic net earnings (loss) per
        share                                       $     (0.37)   $     (0.16)   $      0.47
                                                    ===========    ===========    ===========
       Pro forma diluted net earnings (loss) per
        share                                       $     (0.37)   $     (0.16)   $      0.44
                                                    ===========    ===========    ===========
       Basic net earnings (loss) per share, as
        reported                                    $     (0.20)   $      0.03    $      0.71
                                                    ===========    ===========    ===========
       Diluted net earnings (loss) per shares, as
        reported                                    $     (0.20)   $      0.03    $      0.66
                                                    ===========    ===========    ===========
       Weighted average number of Ordinary
        Shares used in computing pro forma
        Basic net earnings per share                 26,953,410     28,178,228     34,195,642
                                                    ===========    ===========    ===========
       Weighted average number of Ordinary
        Shares used in computing pro forma
        Diluted net earnings per share               26,953,410     30,513,485     36,427,381
                                                    ===========    ===========    ===========

         For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options' vesting period, which is four years on an accelerated basis.

         The fair value of stock options was estimated at the date of grant using a Black-Scholes option- pricing model with the following weighted-average assumptions for 2002, 2003 and 2004:

                                        2002        2003        2004
                                     ---------   ---------   ---------

  Risk-free Interest Rate             1.5%         1%          3%
  Expected Dividend Yield               0%         0%          0%
  Expected Volatility                  62%        71%         55%
  Expected Lives                     3.25        3.25        3.25

                                      F-16

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         SEVERANCE PAY:

         The Company's liability for severance pay is calculated pursuant to
         Israeli and Taiwanese severance pay laws as applicable to the relevant employees, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.
         Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully covered by monthly deposits with severance pay funds, insurance policies and an accrual. The value of those policies is recorded as an asset in the Company's balance sheet.

         The Company's liability for all of its employees in Taiwan is not covered by deposits with severance pay funds or insurance policies, but only by an accrual.

         The deposited funds for the Company's Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

         Severance expenses for the years ended December 31, 2002, 2003 and
         2004 amounted to approximately $531, $1,067 and $1,300 respectively.

         FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturities of such instruments.

         The fair value of marketable securities is disclosed in Note 3 and it is based on quoted market prices of the securities.

         It was not practical to estimate the fair value of the Company's investments in the Venture and in the shares of non-public companies because of the lack of quoted market prices and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $10,844 and
         $19,431 at December 31, 2003 and 2004, respectively, and they represent the original cost and in the case of the Venture include the
         Company's equity in the earnings of the Venture since the date of investment, net of distributions.

         BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE:

         Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year.
         Diluted net earnings per share is computed based on the weighted average number of Ordinary shares and ordinary share equivalents outstanding during each year.

         The total weighted average number of outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 3,635,851, 346,052 and
         766,190 for 2002, 2003 and 2004, respectively.

         RECLASSIFICATION

         Certain amounts from prior years have been reclassified to conform to current period presentation.

                                      F-17

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

         In February 2004, the FASB issued the Emerging Issues Task Force
         ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary
         Impairment and Its Application to Certain Investments" ("EITF 03-1").
         This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS No. 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS No. 115's scope and are not accounted for by the equity method, which are defined as "cost method investments". The impairment measurement and recognition guidance in EITF 03-1 is delayed until the final issuance of FSP EITF 03-1-a. The disclosure requirements for cost method investments are effective for annual reporting periods ending after
         June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operation.

         In November 2004, the FASB issued Statement of Financial Accounting
         Standard No. 151, "Inventory Costs, an amendment of ARB No. 43,
         Chapter 4." SFAS No. 151 amends Accounting Research Bulletin ("ARB")
         No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities.
         SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations

         On December 16, 2004, the Financial Accounting Standards Board (FASB)
         issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for
         Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No.
         25, Accounting for Stock Issued to Employees, and amends FASB
         Statement No. 95, Statement of Cash Flows. Generally, the approach in
         Statement 123(R) is similar to the approach described in Statement
         123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on July 1, 2005
         (the effective date).

         Statement 123(R) permits public companies to adopt its requirements using one of two methods:

         A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of
         Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

         A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under
         Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

         The company plans to adopt Statement 123 using the
         modified-prospective method.

                                      F-18

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB
         25 will be considered compensatory for FAS 123(R) purposes.
         Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted
         Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements.

NOTE 3:- DEBT SECURITIES

         The following is a summary of held-to-maturity debt securities:

                                                               DECEMBER 31,
                    --------------------------------------------------------------------------------------------------
                                          2003                                              2004
                    ------------------------------------------------- ------------------------------------------------
                                                           ESTIMATED                                         ESTIMATED
                                    GROSS        GROSS        FAIR                    GROSS        GROSS       FAIR
                     AMORTIZED   UNREALIZED   UNREALIZED     MARKET    AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                        COST        GAINS       LOSSES       VALUE        COST        GAINS       LOSSES       VALUE
                    ----------- ------------ ------------ ----------- ----------- ------------ ------------ ----------

  Government
  debts               $15,636      $  334       $ (136)     $15,834     $12,470       $148        $ (178)    $12,440
  Corporate debts      37,792         765         (355)      38,202      70,360        170          (350)     70,180
                      -------      ------       ------      -------     -------       ----        ------     -------
                      $53,428      $1,099       $ (491)     $54,036     $82,830       $318        $ (528)    $82,620
                      =======      ======       ======      =======     =======       ====        ======     =======

         Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2004 are:

                                                      AMORTIZED     ESTIMATED FAIR
                                                         COST        MARKET VALUE
                                                     -----------   ---------------

         2005 (short-term marketable securities)       $56,871         $ 56,840
         2006                                            8,203            8,355
         2007                                            5,178            5,217
         2008                                            1,072            1,066
         2013                                            2,068            1,995
         2014                                            1,008              985
         2015                                            2,004            2,004
         2018                                            5,421            5,188
         2019                                            1,005              970
                                                       -------         --------
                                                       $82,830         $ 82,620
                                                       =======         ========

         As of December 31, 2004, the Company holds investments in structured notes in the amount of $12,527. The structured notes include mainly inverse floaters and range accruals.

         Range accruals are bonds where the coupon is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays 0%. Inverse floaters are bonds where the coupon varies in accordance with changes in specified interest rates or indices (for example, LIBOR).

                                      F-19

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 3:- DEBT SECURITIES (CONT.)

         During 2003 and 2004, several of the securities were redeemed for consideration of $ 18,057 and $ 21,856, respectively.

NOTE 4:- INVENTORIES

                                   DECEMBER 31,
                              ----------------------
                                 2003        2004
                              ---------   ----------

  Raw materials                $ 2,314     $10,051
  Work in progress              10,431       8,044
  Finished goods                33,112      38,065
                               -------     -------
                               $45,857     $56,160
                               =======     =======

         Finished goods include products for which revenues were not recognized during the period in accordance with the Company's revenue recognition policy (see also Note 2) and, to a lesser extent, inventory on consignment to the Company's customers, in the aggregate amount of
         $ 27,801 at December 31, 2003 and $ 22,593 at December 31, 2004.

NOTE 5:- INVESTMENT IN A VENTURE

         a. Investment in Venture

                                                                DECEMBER 31,
                                                          ------------------------
                                                             2003         2004
                                                          ---------   ------------

           Equity, net                                     $  350      $   8,988
                                                           ------      ---------
           Total investment in Venture                     $  350      $   8,988
                                                           ======      =========
           Net equity as follows:
            Investment in Venture as of purchase date      $  350      $     350
            Accumulated net earnings (*)                       --         31,769
            Dividend distribution                              --        (23,131)
                                                           ------      ---------
                                                           $  350      $   8,988
                                                           ======      =========

            During the fourth quarter of 2003, the Company established a venture with a strategic partner ("the Venture"), designed to enable the Company and the partner to benefit from a portion of each party's respective sales of USB flash drives. Upon
            establishment of the Venture the Company and the partner each invested $ 350 in the Venture. The Venture is jointly held and equally controlled by the partner and the Company. Both the partner and the Company have obligations to conduct a portion of their USB flash drive business through the Venture (see also Notes 1 and 2).
            The investment in the venture is accounted for under the equity method.

            (*) prior to inter-company profit elimination.

                                      F-20

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 5:- INVESTMENT IN A VENTURE (CONT.)

         b. Summary of the Venture financial information:

                                         DECEMBER 31,
                                    ----------------------
                                       2003        2004
                                    ---------   ----------

  Current assets                     $9,131      $29,210
                                     ------      -------
  Current Liabilities                $8,431      $11,327
                                     ======      =======
  Shareholders' equity               $  700      $17,883
                                     ======      =======

                              PERIOD FROM
                              NOVEMBER 1,
                                2003 TO        YEAR ENDED
                             DECEMBER 31,     DECEMBER 31,
                                2003 *)           2004
                            --------------   -------------

  Revenues                      $4,440          $172,834
                                ======          ========
  Gross profit                  $  899          $ 62,786
                                ======          ========
  Net income                    $  862          $ 62,675
                                ======          ========

            *) The Venture commenced operations on November 1, 2003

NOTE 6:- LONG-TERM INVESTMENTS

                                                              DECEMBER 31,
                                                         -----------------------
                                                            2003         2004
                                                         ----------   ----------

        Investment in Saifun Semiconductors Ltd. (1)      $10,000      $10,000
        Investment in Taiwanese company (2)                   494          443
        Employee loans and lease deposits                     516          740
                                                          -------      -------
                                                          $11,010      $11,183
                                                          =======      =======

         (1)   In October 2000, the Company purchased 586,080 of the
               outstanding Preferred B shares of NIS 0.01 par value of Saifun
               Semiconductors Ltd. ("Saifun") for $ 10,000. Saifun is a
               privately held Israeli company engaged in providing advanced non volatile memory solutions based on its NROM technology. Saifun's founder, Chief Executive Officer and a director was, until
               December 2002, a member of the Board of Directors of the
               Company. As of December 31, 2004, the investment represents approximately 2% of the outstanding shares of Saifun.

         (2)   During the first quarter of 2002, the Company signed a share purchase agreement, as amended, with a Taiwanese company, with the right to purchase 550,000 preferred shares TWD 10 par value for $ 513.

            In April 2002, the Company purchased 184,000 preferred shares, TWD
            10 par value, of the Taiwanese company for $ 207.

            In June 2003, the Company purchased 366,000 additional preferred shares, TWD 10 par value of the Taiwanese company for $ 309. In
            December 2003 and 2004, the Company sold 30,000 and 140,000 of its shares in the Taiwanese company for $ 150 and $ 286 and recorded a capital gain in the amounts of $ 131 and $ 236, respectively, which is included in other income.

                                      F-21

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 6:- LONG-TERM INVESTMENTS (CONT.)

            As of December 31, 2004, the investment represents approximately 3%
            of the outstanding shares of the Taiwanese company.

NOTE 7:- PROPERTY AND EQUIPMENT, NET

                                                                    DECEMBER 31,
                                                               -----------------------
                                                                  2003         2004
                                                               ----------   ----------

        Cost:
         Land and building (1)                                  $14,960      $15,754
         Computers, manufacturing and peripheral equipment        8,312       11,020
         Office furniture and equipment                           1,616        1,735
         Motor vehicles                                             124          193
         Leasehold improvements                                     488          624
                                                                -------      -------
                                                                 25,500       29,326
        Accumulated depreciation                                  8,019        9,123
                                                                -------      -------
        Depreciated cost (2)                                    $17,481      $20,203
                                                                =======      =======

         (1)   During 2004, the Company began the construction of its second facility on the land acquired in 2001 located near the Company's current facility in Kfar-Saba. Costs related to the construction for the year ended December 31, 2004, were $520.

         (2)   Registration in the Company's name of land and building with a depreciated cost of $13,490 and $13,220 as of December 31, 2003 and 2004, respectively, has not yet been completed (See Note
               11).

         a. For charges, see Note 11.

         b. Depreciation expenses for the years ended December 31, 2002, 2003 and 2004, were $1,709, $2,056 and $2,636, respectively.

NOTE 8:- INTANGIBLE ASSETS, NET

                                                  DECEMBER 31,
                                              ---------------------
                                                 2003        2004
                                              ---------   ---------

        Cost:
         Core technology                       $1,243      $2,215
         Patents, know-how and trade name         248         298
         Other                                    252         252
                                               ------      ------
                                                1,743       2,765
                                               ------      ------
        Accumulated Amortization:
         Core technology                        1,243       1,432
         Patents, know-how and trade name         248         258
         Other                                    162         212
                                               ------      ------
                                                1,653       1,902
                                               ------      ------
        Amortized cost                         $   90      $  863
                                               ======      ======

                                      F-22

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 8:- INTANGIBLE ASSETS, NET (CONT.)

         a. In July 2004, the Company acquired the business and assets of
            Seaside Software Corp. ("Seaside"). The acquisition provided the
            Company with Seaside Software's enterprise application technology and intellectual property. As consideration for the business acquired the Company paid $ 534. In addition, the company is required to make additional payments, based on sales associated with the business acquired during the period commencing on July 1,
            2004 and ending on June 30, 2009 ("contingent consideration").

             The acquisition has been accounted for using the "purchase method"
             of accounting as determined under Statement of Financial
             Accounting Standard No. 141, "Business Combinations", and
             accordingly, the purchase price of $ 534 was allocated according to the estimated fair value of the assets acquired and liabilities assumed.

             The purchase price was allocated to technology in the amount of
             $ 1,022, thus resulting in negative goodwill of $ 488. However, since the acquisition involves contingent consideration in accordance with the provisions of SFAS No. 141, the amount of negative goodwill was recorded as long-term liability. Payments made in the future in respect of contingent consideration, will be reduced against the aforementioned liabilities.

         b. Amortization expenses amounted to $ 525, $ 424 and $ 249 for the years ended December 31, 2002, 2003 and 2004, respectively.

         c. Following is the estimated amortization expenses in respect of identifiable intangible assets for the years ended:

                                        DECEMBER 31,
                                       -------------

                            2005           $378
                            2006            341
                            2007            144

NOTE 9:- GOODWILL:

         In June 1998, the Company established a subsidiary in Japan, M-Systems
         Flash Disk Pioneers (Japan), Inc. ("MSJ"). The Company owned 67% of this company. In June 2001, the Company exercised its option and purchased all the remaining shares of MSJ held by the minority shareholders for a total cash consideration of $ 235. The acquisition was accounted for using the purchase method, resulting in goodwill of
         $ 235.

         The acquisition of the business and assets of Fortress, in September
         2000, resulted in goodwill of $ 326 .

         As of December 31, 2003 and 2004, the unamortized cost of the goodwill from both acquisitions was $ 477.

                                      F-23

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 10:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                 DECEMBER 31,
                                            ----------------------
                                               2003        2004
                                            ---------   ----------

         Employees and payroll accruals      $3,358      $10,902
         Accrued expenses                     2,620        8,356
         Accrued royalty expenses               459          678
         Provision for warranty                 347          581
         ESPP obligation                        154          153
         Other                                    6          823
                                             ------      -------

                                             $6,944      $21,493
                                             ======      =======

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

         ROYALTY COMMITMENTS:

         Under the Company's research and development agreements with the
         Office of the Chief Scientist ("OCS") and Singapore-Israel Industrial
         Research and Development ("SIIRD"), the Company is required to pay royalties at the rate of 1.5%-5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to 150% of the OCS and 100% of the SIIRD research and development grants
         (dollar-linked) related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after
         January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

         Expenses in respect of royalties relating to repayment of grants from the OCS amounted to $ 0, $ 459 and $ 219 for the years ended December
         31, 2002, 2003 and 2004, respectively. The royalties were recorded as part of cost of goods sold.

         As of December 31, 2004, the Company had an outstanding contingent obligation to pay royalties of $ 678, in respect of these grants.

         LEASE COMMITMENTS:

         The Company's facilities, its subsidiaries facilities and its vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2007.

         Future minimum lease commitments under non-cancelable operating leases are as follows:

                                      YEAR ENDED DECEMBER 31,
                                   -----------------------------
                                     2005       2006       2007
                                   --------   --------   -------

              Facilities            $  688     $  487      $188
              Vehicles               1,888      1,480       656
                                    ------     ------      ----
              Total                 $2,576     $1,967      $844
                                    ======     ======      ====

Facilities lease expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $ 456, $ 386 and $ 661, respectively.

Vehicles lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 763, $ 1,169 and $ 1,516, respectively.

                                      F-24

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

         GUARANTEES:

         The Company issued a guarantee in the amount of $139 to Tel Aviv district court in connection with a litigation initiated by the company .The Company issued a guarantee in the amount of $1,000 for one of its suppliers.

         CHARGES:

         Land and the building are free and clear of all encumbrances except for a mortgage over the land and a building securing a loan taken out by the sellers of the property from Bank Leumi Le-Israel. The Company has deposited in escrow on behalf of the seller the balance of the loan required to be paid in order to remove the mortgage. Such funds will be released to Bank Leumi Le-Israel upon the completion of the registration of the land and the building in the name of the Company at which time the mortgage will be removed.

         LITIGATION:

         In October 2003, Jaco Electronics Inc. (a distributor of the Company)
         ("Jaco") filed a claim against the Company's U.S. subsidiary. In this action, the claimant alleged, among other things, fraud and misappropriation in connection with Jaco's purchase of the assets of
         Reptron Electronics Inc. (a former distributor of the Company). Jaco's fraud and related claims arise out of alleged assurances by the
         Company's U.S. subsidiary in connection with Jaco's purchase of the assets of Reptron. Jaco's misappropriation claim arises out of the alleged use of certain information from Jaco reports. The claimant sought monetary damages in an amount of not less than $10,400, plus punitive damages. The Company filed a motion to dismiss the complaint on December 12, 2003. On August 18, 2004, the Court issued an order granting M-Systems' motion to dismiss the complaint in its entirety.
         On September 28, 2004, Jaco filed a notice of appeal and has six months from the date of the notice to perfect its appeal. Jaco and
         M-Systems are currently negotiating a settlement of the appeal according to which the company will not incur any loss. Accordingly, the company did not record any provision.

NOTE 12:- SHAREHOLDERS' EQUITY

         The Ordinary shares of the Company are traded on the NASDAQ National
Market.

         GENERAL:

         The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

         In March 2000, the Company issued 4,735,000 Ordinary shares at $34.125 per share in consideration of net proceeds of approximately $148,226 in a public offering.

         On December 31, 2002 investors exercised 623,378 warrants remaining from warrants issued to them as part of a round of financing in 1999 into 406,140 shares, through a cashless exercise mechanism.

         In May 2003, the Company entered into a Share Purchase Agreement with a director, for the purchase by the director of 500,000 unregistered
         Ordinary shares of the Company, at fair market value. In July 2003, the shares were issued for $4,021 (net of issuance expenses of $84).

                                      F-25

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

         In August 2003, the Company issued 330,811 unregistered Ordinary shares to Toshiba, at fair market value, for $ 3,877 (net of issuance expenses of $ 123) and granted Toshiba an option, exercisable until
         July 30, 2004, to increase its stake in the Company to up 4.99% of the aggregate shares outstanding at the time of exercise. Toshiba did not exercise the option prior to its expiration on July 30, 2004. (see also Note 1).

         In February 2004, the Company completed a secondary offering of its
         Ordinary shares, which provided net proceeds for the Company of approximately $95,365 (net of issuance expenses of approximately
         $9,160). In the offering the Company issued 5,650,000 ordinary shares at a price of $18.5 per share (see also Note 1).

         STOCK OPTION PLANS:

         a. Between 1993 and 2002, the Company implemented two Employee Stock
            Option Plans, the Incentive and Restricted Stock Option Plan ("the
            IRSO Plan") and the Employee Stock Option Plan ("the ESOP Plan")
            for directors, officers, employees, consultants and contractors of the Company and its subsidiaries. Options were granted at an exercise price that was equal to the fair market value of the share at the date of grant. These options vested over a period of four years, 50% after two years and an additional 25% vest each year thereafter. The IRSO Plan and ESOP Plan expired in 2003.

         b. In November 2002, the Company approved a new option plan known as the "2003 Stock Option and Restricted Stock Incentive Plan" (the
            "2003 Plan"). Under the 2003 Plan, 5,000,000 options to purchase
            Ordinary shares were reserved for grant to employees, officers, directors, service providers and consultants of the Company and its subsidiaries. On November 11, 2004, the Company's shareholders resolved to increase the number of Ordinary shares reserved for issuance under the 2003 Plan by an additional 3,000,000 Ordinary shares. As of December 31, 2004, options to purchase 3,446,985
            Ordinary shares remained available for future grant. The exercise prices of options granted under the 2003 Plan are to be determined by the Board of Directors at the time of grant. The options granted expire no later than 10 years from the date of grant. The 2003 Plan expires in 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

             The options vest ratably over a period of four years, with the first portion vesting not earlier than two years after the grant of the option.

             The options were granted at an exercise price that was equal to the fair market value of the share at the date of grant.

         c. The following is a summary of the Company's employees' and directors' option activity under the IRSO, ESOP and 2003 Plan and related information:

                                      F-26

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

                                                     YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------
                                       2002                    2003                    2004
                              ----------------------- ----------------------- ----------------------
                                            WEIGHTED                WEIGHTED                WEIGHTED
                                             AVERAGE                 AVERAGE                AVERAGE
                                 NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                               OF OPTIONS     PRICE    OF OPTIONS     PRICE    OF OPTIONS    PRICE
                              ------------ ---------- ------------ ---------- ------------ ---------

  Options outstanding at
  beginning of year            3,560,138     $ 6.37    3,813,654    $  6.30    5,874,059   $  8.81
  Granted                        855,166     $ 6.68    3,143,900    $ 10.64    1,896,180   $ 18.01
  Exercised                     (154,250)    $ 1.96     (683,095)   $  4.31     (700,950)  $  5.63
  Forfeited                     (447,400)    $ 9.04     (400,400)   $  6.86     (530,714)  $ 11.69
                               ---------               ---------               ---------
  Options outstanding at
  end of year                  3,813,654     $ 6.30    5,874,059    $  8.81    6,538,575   $ 11.59
                               =========     ======    =========    =======    =========   =======
  Options exercisable at end
  of year                      1,213,003     $ 5.47    1,449,926    $  6.50    1,439,631   $  7.36
                               =========     ======    =========    =======    =========   =======
  Weighted average fair
  value of options granted
  during the year, at grant
  date                                       $ 2.92                 $  5.27                $ 10.89
                                             ======                 =======                =======

             The options outstanding as of December 31, 2004, under the IRSO
             ESOP and 2003 Plans have been separated into ranges of exercise prices as follows:

                                                                            WEIGHTED
                      OPTIONS       WEIGHTED                   OPTIONS       AVERAGE
                    OUTSTANDING      AVERAGE     WEIGHTED    EXERCISABLE    EXERCISE
     RANGE OF          AS OF        REMAINING     AVERAGE       AS OF       PRICE OF
     EXERCISE      DECEMBER 31,    CONTRACTUAL   EXERCISE   DECEMBER 31,     OPTIONS
      PRICE            2004       LIFE (YEARS)     PRICE        2004       EXERCISABLE
----------------- -------------- -------------- ---------- -------------- ------------

 $    1.75-2.75        326,958         3.41      $  1.93        326,958      $ 1.93
 $    3.75-5.30        448,991         6.87         4.43        269,145        4.34
 $    5.41-6.20      1,895,335         7.68         5.55        298,510        6.04
 $    7.02-8.75        465,691         7.36         7.32        177,183        7.21
 $  10.10-12.75        380,985         6.95        12.3         232,235       12.27
 $  14.02-16.25        839,415         9.35        15.27         15,000       16.25
 $  17.70-18.00        871,400         8.98        17.7           3,500       18.0
 $   19.0-19.90      1,255,400         9.73        19.84         62,700       19.50
 $  24.50-25.00         54,400         5.55        24.59         54,400       24.66
                     ---------                                  -------
                     6,538,575         8.11      $ 11.59      1,439,631      $ 7.36
                     =========         ====      =======      =========      ======

             All options were granted at exercise prices that were equal to the market prices at the date of grant and, therefore, no compensation expenses were charged against income in respect of the
             aforementioned plans in the years ended December 31, 2002, 2003 and 2004.

             EMPLOYEE STOCK PURCHASE PLAN ("ESPP"):

             During 2001, the Company adopted its Global and U.S. ESPP (the
             "Stock Purchase Plans"). The Stock Purchase Plans provide eligible employees with the opportunity to

                                      F-27

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

             purchase up to 550,000 Ordinary shares under the Global ESPP and
             200,000 Ordinary shares under the U.S. ESPP. Under the plans'
             terms, employees may purchase shares through periodic deductions of 1% - 10% of their salary. The number of shares to be issued in return for amounts deducted in a six-month period (the "Offering
             Period") will be determined at the end of the Offering Period and will be equal to the lower of 85% of the closing bid of the
             Company's shares on the Nasdaq National Market on the first day or the last day of the Offering Period. During 2002, 2003 and 2004, the Company issued 64,592, 83,348 and 75,083 Ordinary shares, respectively, to eligible employees at average prices of $ 6.85,
             $ 7.31 and $ 19.00 per share, respectively.

             As of December 31, 2004, 508,664 Ordinary shares are available for future issuances under the Stock Purchase Plan.

             DIVIDENDS:

             In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

NOTE 13:-  NET EARNINGS (LOSS) PER SHARE

         The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                     2002             2003            2004
                                                --------------   -------------   -------------

         Numerator:
          Numerator for basic and diluted
            net earnings (loss) per share -
            income (loss) available to
            Ordinary shareholders                $    (5,500)    $      914      $   24,150
         Denominator:
          Denominator for basic net earnings
            (loss) per share                      26,953,410     28,178,228      34,195,642
                                                 -----------     ----------      ----------
          Effect of dilutive securities:
            Employee stock options and
            stock purchase plan                           --      2,335,257       2,627,476
                                                 -----------     ----------      ----------
          Denominator for diluted net
            earnings (loss) per share             26,953,410     30,513,485      36,823,118
                                                 ===========     ==========      ==========

         In 2002, 2003 and 2004, options and warrants in the amount of
         3,635,851, 346,052 and 766,190, respectively, were excluded from the computation of diluted earnings (loss) per share due to their anti-dilutive effect.

                                      F-28

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 14:- INCOME TAXES

         TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
         INVESTMENTS, 1959 (THE "CAPITAL INVESTMENT LAW"):

         Most of the Company's production facilities have been granted
         "Approved Enterprise" status under the Capital Investments Law currently under six separate investment programs. Pursuant to the
         Capital Investments Law, the Company has elected the "alternative benefits" track and has waived Government grants in return for a tax exemption.

         The Company is also a "foreign investors' company", as defined by the
         Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10%
         and 25% (based on the percentage of foreign ownership in each taxable year).

         For the Company's six investment programs, the tax benefits are as follows: Income derived from investment programs, that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 20% during the remaining benefit period. Income derived from investment programs that commenced operations after 1996, is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

         The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs will expire in the years 2005 through 2012.

         In connection with the purchase of Fortress, the Company established a research and development facility in Omer, Israel, at the site of
         Fortress' facilities. Income derived from the Omer facility is tax exempt for a 10-year period. The Company reached an agreement with the
         Israeli tax authorities and the Investment Center on the percentage of revenues which are deemed attributable to the facility in Omer.

         The Company manufactures part of its products outside of Israel, using foreign contract manufacturers. This may effect the tax benefits to which the Company is entitled. The Company is currently negotiating this matter with the Israeli tax authorities and the Investment
         Center.

         The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

         In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount distributed. In addition, these dividends will be subject to a 15% withholding tax.

         The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company's
         "Approved Enterprise".

                                      F-29

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 14:- INCOME TAXES (CONT.)

         The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved
         Enterprise" during the first five tax years.

         If the Company derives income from sources other than an "Approved
         Enterprise", such income will be taxable at the regular corporate tax rate of 35% in 2004 and 34%, 32%, 30% in 2005, 2006, 2007, respectively.

         TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES),
         1969:

         The Company and its Israeli subsidiary currently qualify as an
         "industrial company" under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery, equipment and building, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

         TAXABLE INCOME UNDER THE INFLATIONARY INCOME TAX (INFLATIONARY
         ADJUSTMENTS) LAW, 1985:

         Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (the "CPI"). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No.
         109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

         DEFERRED INCOME TAXES:

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                       DECEMBER 31,
                                                                 -------------------------
                                                                     2003          2004
                                                                 -----------   -----------

         Deferred tax assets:
          Net operating loss carryforward of subsidiaries         $  4,761      $  4,738
          Reserve and allowances                                       929           655
                                                                  --------      --------
         Total deferred tax asset before valuation allowance         5,690         5,393
         Valuation allowance                                        (5,690)       (5,393)
                                                                  --------      --------
         Net deferred tax asset                                   $     --      $     --
                                                                  ========      ========

         As of December 31, 2004, the Company's subsidiaries have provided valuation allowances of $ 5,393 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences.
         The net change in the valuation allowance in 2004 amounted to a decrease of $ 297 Management currently believes that since the
         Company's subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

                                      F-30

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 14:- INCOME TAXES (CONT.)

         INCOME (LOSS) BEFORE MINORITY INTEREST CONSISTS OF THE FOLLOWING:

                                    YEAR ENDED DECEMBER 31,
                             -------------------------------------
                                 2002          2003        2004
                             ------------   ---------   ----------

          Domestic             $ (1,509)     $  956      $22,675
          Foreign                (3,991)       (159)       1,475
                               --------      ------      -------
                               $ (5,500)     $  797      $24,150
                               ========      ======      =======

         NET OPERATING LOSS CARRYFORWARD:

         The Company and its Israeli subsidiary have accumulated losses for
         Israeli income tax purposes as of December 31, 2004, in the amount of approximately $ 30,000. These losses may be carried forward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period. The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt.
         Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these consolidated financial statements.

         As of December 31, 2004, M-Systems, Inc. had U.S. federal net operating loss carryforwards of approximately $ 11,023 that can be carried forward and offset against taxable income. These loss carryforwards expire during the years 2009 to 2023. Utilization of
         U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the
         Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

         As of December 31, 2004, M-Systems Taiwan and M-Systems Japan had net
         operating loss carryforwards of approximately $ 2,470 and $ 1,548, respectively, which can be carried forward and offset against taxable income during the years 2005 to 2007.

         RECONCILIATION OF THE THEORETICAL TAX EXPENSE (BENEFIT) TO THE ACTUAL
         TAX EXPENSE (BENEFIT):

         The main reconciling items of the statutory tax rate of the Company
         (2002,2003 -36%, 2004-35%) to the effective tax rate (0%) are tax exempt income due to approved enterprise status in the Company, valuation allowance provided for deferred tax assets (in 2002 and
         2003) and reversal of valuation allowance in 2004.

                                      F-31

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 15:- RELATED PARTY TRANSACTIONS

         The balances and transactions with related parties were as follows
         (for additional information see Note 1c and Note 5):

                                                          DECEMBER 31,
                                                      ---------------------
                                                         2003        2004
                                                      ---------   ---------

         a. Balances with related party:-
            Trade Payables - Venture                   $3,582      $ 6,027
                                                       ======      =======

                                                      YEAR ENDED DECEMBER 31,
                                                     ------------------------
                                                        2003        2004
                                                      -------     --------
         b. Transactions with related party:-
            Equity in the earnings of the Venture      $   --      $22,233
                                                      =======     ========
           Purchases from the Venture (1)              $4,440      $73,448
                                                      =======     ========
           Sales of components to the Venture (2)      $  798      $ 9,796
                                                      =======     ========

         (1)   After elimination of the Company's share in the profits
               resulting to the Venture from these transactions.

         (2)   Sales of components to the Venture are not recognized as
               revenues but are instead offset against the purchase of such components.

NOTE 16:- SELECTED STATMENTS OF OPERATIONS DATA

                                                                         YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------
                                                                      2002         2003         2004
                                                                   ----------   ----------   ----------

         a.            Research and development expenses, net:
                    Total expenses                                  $12,249      $15,389      $25,073
            Less - grants and participations                            275          675          239
                                                                    -------      -------      -------
                                                                    $11,974      $14,714      $24,834
                                                                    =======      =======      =======
         b. Financial income, net:
            Financial income:
            Interest on marketable securities, net                  $ 1,391      $ 1,928      $ 2,458
            Interest on bank deposits                                 1,164          511        1,051
            Gain on sale of available-for-sale
               marketable securities                                     70           --           --
            Foreign currency translation
               differences                                              157          453          392
            Other                                                       117          196          189
                                                                    -------      -------      -------
                                                                      2,899        3,088        4,090
                                                                    -------      -------      -------
            Financial expenses:
            Foreign currency translation
               differences, net                                         174          206           39
            Bank commissions                                             74          101           99
            Other                                                        32           70           55
                                                                    -------      -------      -------
                                                                        280          377          193
                                                                    -------      -------      -------
            Financial income, net                                   $ 2,619      $ 2,711      $ 3,897
                                                                    =======      =======      =======

                                      F-32

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                              AND ITS SUBISIDARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 17:- CUSTOMERS AND GEOGRAPHIC INFORMATION

         The Company applies Statement of Financial Accounting Standards No.
         131 "Disclosures about Segments of an Enterprise and Related
         Information" ("SFAS No. 131").The Company manages its business on a basis of one reportable segment. See Note 1 for a description of the
         Company's business. Total revenues are attributed to geographic areas based on the location of customers.

         The following presents total revenues and long-lived assets as of and for the years ended December 31, 2002, 2003 and 2004 according to geographic locations:

                                              2002                    2003                    2004
                                     ----------------------- ----------------------- ----------------------
                                        TOTAL    LONG-LIVED     TOTAL    LONG-LIVED     TOTAL    LONG-LIVED
                                      REVENUES     ASSETS     REVENUES     ASSETS     REVENUES     ASSETS
                                     ---------- ------------ ---------- ------------ ---------- -----------

        Israel (*)                    $ 1,678      $16,923    $  2,955     $17,652    $ 24,994    $20,154
        United States                  17,248          117      41,021          96     109,235        130
        Europe                         10,605            4      21,031           1      47,942         --
        Taiwan                          8,282          100      22,623         116      53,534        299
        Japan                          22,177           76      26,014          78      56,054         71
        China                           2,167           15       6,816          15      32,769         26
        Far East (excluding Taiwan,
           Japan and China)             2,660           --       9,594          --      23,023         --
                                      -------      -------    --------     -------    --------    -------
                                      $64,817      $17,235    $130,054     $17,958    $347,551    $20,680
                                      =======      =======    ========     =======    ========    =======

         (*) Includes equity in the earnings of the Venture in the amount of
      $ 22,233 for the year ended December 31, 2004.

         Total revenues from external customers are divided as follows:

                                               YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                           2002         2003          2004
                                        ----------   ----------   -----------

  USB Flash Drive                        $26,810      $ 79,358     $228,218
  Multimedia mobile handsets               3,613        17,356       69,772
  Embedded Systems                        31,679        30,727       46,698
  Other                                    2,715         2,613        2,863
                                         -------      --------     --------
                                         $64,817      $130,054     $347,551
                                         =======      ========     ========

         Major customers data as a percentage of total revenues:

                         YEAR ENDED DECEMBER 31,
                        -------------------------
                         2002     2003      2004
                        ------   ------   -------

  Customer A            15%        16%       14%
  Customer B            10%         3%        -%
  Customer C            --%         1%       11%

                                - - - - - - - -

                                      F-33

[ERNST & YOUNG GRAPHIC OMITTED]

      o  KOST FORER GABBAY & KASIERER
      o  3 Aminadav St.                   o  Phone: 972-3-6232525
         Tel-Aviv 67067, Israel              Fax:   972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
TWINSYS DATA STORAGE LIMITED PARTNERSHIP

     We have audited the accompanying statements of assets, liabilities and partners' capital of Twinsys Data Storage Limited Partnership (the
"Partnership") as of December 31, 2003 and 2004, and the related statements of income, changes in partners' capital and cash flows for the period from
November 1, 2003 to December 31, 2003 and for the year ended December 31, 2004.
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of
December 31, 2003 and 2004, and the results of its operations and it's cash flows for the period from November 1, 2003 to December 31, 2003, and for the year ended December 31, 2004, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
January 19, 2005                                A Member of Ernst & Young Global

                                      F-34

                    TWINSYS DATA STORAGE LIMITED PARTNERSHIP

STATEMENTS OF ASSETS, LIABILITIES AND PARTNERS' CAPITAL
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                   DECEMBER 31,
                                              -----------------------
                                                 2003         2004
                                              ----------   ----------

ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                     $   699      $ 6,324
 Related parties - trade receivables             4,441       29,008
 Other accounts receivable                           7        1,578
 Inventories (Note 3)                            4,825        4,646
                                               -------      -------
Total assets                                   $ 9,972      $41,556
                                               =======      =======
LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
 Related Parties - trade payables              $ 7,618      $12,346
 Trade payables                                    792       11,235
 Accrued distribution payable to partners          862           92
                                               -------      -------
Total liabilities                                9,272       23,673
                                               =======      =======
PARTNERS' CAPITAL (Note 4):
 Accumulated contributions                         700          700
 Retained earnings                                  --       17,183
                                               -------      -------
Total partners' capital                            700       17,883
                                               -------      -------
Total liabilities and partners' capital        $ 9,972      $41,556
                                               =======      =======

The accompanying notes are an integral part of the financial statements.

                                      F-35

                    TWINSYS DATA STORAGE LIMITED PARTNERSHIP

STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                   PERIOD FROM
                                               NOVEMBER 1, 2003 TO      YEAR ENDED
                                              DECEMBER 31, 2003 *)   DECEMBER 31, 2004
                                             ---------------------- ------------------

Revenues from related parties                        $ 4,440             $172,834
Cost of revenues **)                                   3,541              110,048
                                                     -------             --------
Gross profit                                             899               62,786
                                                     -------             --------
Operating expenses:
General, administrative and other expenses                37                  133
                                                     -------             --------
Operating income                                         862               62,653
                                                     -------             --------
Financial income                                          --                   22
                                                     -------             --------
Net income                                           $   862             $ 62,675
                                                     =======             ========

*)    The Partnership commenced operations on November 1, 2003.

**)   Includes purchases from related parties in the amount of $7,575 and
      $82,936 in the period from November 1, 2003 to December 31, 2003 and for the year ended December 31, 2004 respectively.

The accompanying notes are an integral part of the financial statements.

                                      F-36

                    TWINSYS DATA STORAGE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             LIMITED      GENERAL
                                                            PARTNERS      PARTNER        TOTAL
                                                          ------------   ---------   ------------

ACCUMULATED CONTRIBUTIONS:
Balance as of November 1, 2003 *)                          $      --       $ --       $      --
 Capital contributions during 2003                               699          1             700
                                                           ---------       -----      ---------
Balance as of December 31, 2003 and December 31, 2004            699          1             700
                                                           ---------       -----      ---------
RETAINED EARNINGS:
Balance as of November 1, 2003 *)                                 --         --              --
 Net income                                                      860          2             862
 Accrued distribution to partners                               (860)          (2)         (862)
                                                           ---------       -------    ---------
Balance as of December 31, 2003                                   --         --              --
 Net income                                                   62,550        125          62,675
 Cash distributions to partners in cash                      (45,400)        --         (45,400)
 Accrued distribution to partners                                           (92)            (92)
                                                           ---------       ------     ---------
Balance as of December 31, 2004                               17,150         33          17,183
                                                           ---------       ------     ---------
Total partners' capital as of December 31, 2004            $  17,849       $ 34       $  17,883
                                                           =========       ======     =========

*) The Partnership commenced operations on November 1, 2003.

The accompanying notes are an integral part of the financial statements.

                                      F-37

                    TWINSYS DATA STORAGE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                       PERIOD FROM
                                                                    NOVEMBER 1, 2003      YEAR ENDED
                                                                     TO DECEMBER 31,     DECEMBER 31,
                                                                         2003*)              2004
                                                                   ------------------   -------------

Cash flows from operating activities:
 Net income                                                             $   862           $  62,675
 Adjustments to reconcile net income for the period to net cash used in operating activities:
   Increase in other accounts receivable                                       (6)           (1,572)
   Decrease (increase) in inventories                                    (4,825)                179
   Increase in related parties-trade receivables                         (4,441)            (24,567)
   Increase in related Parties-trade payables                             7,618               4,728
   Increase in trade payables                                               792              10,443
                                                                        ---------         ---------
Net cash provided by operating activities                                    --              51,886
                                                                        ---------         ---------
Cash flows from financing activities:
 Distribution to partners                                                    --             (46,262)
 Capital contributions                                                      699                   1
                                                                        ---------         ---------
Net cash provided by (used in) financing activities                         699             (46,261)
                                                                        ---------         ---------
Increase in cash and cash equivalents                                       699               5,625
                                                                        ---------         ---------
Cash and cash equivalents at the beginning of the period                     --                 699
Cash and cash equivalent at the end of the period                       $   699           $   6,324
                                                                        =========         =========
Non-cash activities:
 Receivables on account of capital contribution                         $     1           $      --
                                                                        ---------         ---------
 Accrued distribution to partners                                       $   862           $      92
                                                                        =========         =========

*) The partnership commenced operations on November 1, 2003.

The accompanying notes are an integral part of the financial statements.

                                      F-38

                    TWINSYS DATA STORAGE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

         a. Twinsys Data Storage Limited Partnership (the "Partnership"), was
            formed in Israel on July 30, 2003, by Twinsys Ltd., an Israeli
            corporation ("the General Partner"), M-Systems Flash Disk Pioneers
            Ltd., an Israeli corporation, and First Flash Ltd., an Israeli corporation wholly owned by Toshiba Corporation ("the Partners"), in accordance with the Israeli Partnership Ordinance. The
            Partnership commenced operations on November 1, 2003.

            The General Partner and the Partners respective percentage interests are:

            49.9% of the Partnership' assets, liabilities, revenues and costs will be attributable to each of the Partners and the remaining 0.2%
            of the Partnership's assets, liabilities, revenues and costs will be allocated to the General Partner.

            The Partnership shall be terminated on July 30, 2013, unless sooner terminated or extended by the express written agreement of all of the Partners.

         b. The Partnership is designed to enable the Partners to benefit from a portion of each party's respective sales of USB flash drives.
            Each of the Limited Partners invested an initial amount of $ 350 in the Partnership. The Partners have obligations to conduct a portion of their USB flash drive business through the Partnership, and thus each will receive a percentage of the income attributable to the portion of sales of the USB flash drives generated by the other party through the Partnership.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United
         States ("U.S. GAAP").

         USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         FINANCIAL STATEMENTS IN U.S. DOLLARS:

         Substantially all of the revenues of the Partnership are generated in
         U.S. dollars ("dollars"). In addition, a substantial portion of the
         Partnership's costs is incurred in dollars. Therefore, management believes that the dollar is the primary currency in the economic environment in which the Partnership operates, and accordingly the dollar is the functional and reporting currency of the partnership.
         Monetary accounts maintained in currencies other than the dollar and transactions in currencies other than the dollar are remeasured into
         U.S. dollars, in accordance with Statement of Financial Accounting
         Standards No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All
         transaction gains and losses from the remeasurement are reflected in the statement of income.

         CASH EQUIVALENTS:

         Cash equivalents are short-term, highly liquid investments that are readily convertible into cash, with original maturities of three months or less.

         INVENTORIES:

         Inventories are stated at the lower of cost or market value. Inventory cost is determined using the moving average cost method.

                                      F-39

                    TWINSYS DATA STORAGE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         TAXES ON INCOME:

         No provision has been made for income taxes in the accompanying financial statements since the partnership is not subject to taxation as the partners are taxed on the partnership's income.

         REVENUE RECOGNITION:

         The Partnership generates its revenues from selling its data storage products to the Partners.

         Revenues from product sales are recognized in accordance with Staff
         Accounting Bulletin No. 104, "Revenue Recognition in Financial
         Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable.

         Warranty obligations are incurred by a partner. Therefore the partnership does not provide a provision for warranties

         CONCENTRATIONS OF CREDIT RISK:

         Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and receivables.

         Cash and cash equivalents are invested with major banks in Israel.
         Management believes that the financial institutions that hold the investments of the Partnership are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

         Trade receivables consist only of trade receivables from related parties which are financially sound entities. Accordingly, minimal credit risk exists in respect of these receivables.

         The Partnership has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

         FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, and trade payables approximate their fair value due to the short-term maturities of such instruments.

         IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

         In November 2004, the FASB issued Statement of Financial Accounting
         Standard No. 151, "Inventory Costs, an amendment of ARB No. 43,
         Chapter 4.". SFAS No. 151 amends Accounting Research Bulletin ("ARB")
         No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities.
         SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The partnership does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

         RECLASSIFICATION:

         Certain 2003 figures have been reclassified to conform to the 2004 presentation.

                                      F-40

                    TWINSYS DATA STORAGE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- INVENTORIES

                              DECEMBER 31,     DECEMBER 31,
                                  2003             2004
                             --------------   -------------

  Raw materials                  $3,643           $4,253
  Work in progress                1,182              393
                                 ------           ------
                                 $4,825           $4,646
                                 ======           ======

         Majority of raw materials are purchased from the Partners.

NOTE 4:- PARTNERS' CAPITAL

         a. Partners contributions:

            As of December 31, 2003, each of the Limited Partners invested an initial amount of approximately $ 350 in the Partnership.

         b. Distributions:

            In accordance with the Partnership agreements, within ninety (90)
            days after the end of the second and forth quarter of each fiscal year of the Partnership, and subject to the Israeli Partnership
            Ordinance and other applicable laws, the Partnership shall distribute its available cash (if any) to the Partners. Any distribution of cash and other property by the Partnership shall be made in accordance with the Partners' respective percentage interests.

                                - - - - - - - -

                                      F-41